EXHIBIT 99.5


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                                     [LOGO]

                     TELE NORTE CELULAR PARTICIPACOES S. A.
                              Open Capital Company

              CNPJ (Corporate Taxpayer Registry) 02.558.154/0001-29

   ADMINISTRATION PROPOSAL FOR APPROPRIATION OF NET INCOME IN FISCAL YEAR 2002
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Dear Shareholders,

The Administration Board of Tele Norte Celular Participacoes S. A. (Tele Norte Celular) proposes that the Net Losses in fiscal year, totaling R$24,472,894. 10 (twenty four million, four hundred and seventy two thousand, eight hundred and ninety four reais and ten cents) be offset against the Retained Earnings Balance, pursuant to article 189, sole paragraph of Law 6.404/76.

Thus, the Retained Earnings/ Accumulated Losses account movement is herein represented:

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                                                                   Amount R$

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RETAINED EARNINGS INITIAL BALANCE, AS OF 12.31.2001              66.986.527,71
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PRESCRIBED DIVIDENDS AND INTEREST ON INVESTED CAPITAL               255.797,56
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REALIZATION OF UNREALIZED INCOME RESERVE                          5.926.417,59
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NET LOSSES IN THE YEAR                                          (24.472.894,10)
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RETAINED EARNINGS FINAL BALANCE, AS OF 12.31.2002                48.695.848,76
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Brasilia,  February 10th  2003.

Arthur Joaquim de Carvalho
Administration Board Chairman






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       Board Proposal for appropriation of net income in fiscal year 2002